Filed pursuant to Rule 424(b)(3)
File No. 333-119338
February 20, 2008

SUPPLEMENT DATED FEBRUARY 20, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND JANUARY PERFORMANCE UPDATE

FUND	JANUARY	2008 YTD	Total NAV	NAV/Unit

Grant Park Futures Fund Class A Units	2.49%	2.49%	$73.3M	$1,342.096

Grant Park Futures Fund Class B Units	2.42%	2.42%	$393.5M	$1,170.313
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park’s long positions in the interest rate sector posted gains after the US Federal Reserve cut short-term interest rates by 75 basis points during a rare inter-meeting move on January 22nd.  Positions in the shorter dated products benefited as prices for Eurodollars soared on the news and rallied further after the central bank elected to reduce rates by an additional 50 basis points during its regularly scheduled meeting at the end of the month.  A report showing a drop in December payrolls also pushed fixed income prices higher.

Grain prices rallied during the month, resulting in gains to Grant Park’s long positions in the soft/agricultural commodity sector.  The largest profits came from the corn market after prices rallied in response to a US Department of Agriculture report that estimated the size of US corn inventories to be 20% lower than previous USDA forecasts.  Soybean and wheat prices were also higher on speculation that falling grain stockpiles could substantially increase competition for planting acreage.

Long positions in the metals sector benefited as gold prices soared during the month, rallying more than 9% as investors continued to purchase the precious metal in an effort to protect themselves from the uncertainty of global financial markets and a weaker US dollar.  The decision by the Fed to ease interest rates also contributed to higher gold prices.

Energy prices sagged during January, resulting in losses to long positions in the sector.  Crude oil and unleaded gasoline positions sustained the largest setbacks as investors speculated that an economic downturn in the US could translate into decreased demand.  Short positions in natural gas reported losses after prices rose in response to falling temperatures across the country.

Currency positions sustained losses, particularly in the cross-rate markets where the euro depreciated against the Japanese yen on speculation that European interest rates could be headed lower during 2008.  Long positions in the Canadian and Australian dollars were dealt losses on speculation that a slowdown in the US economy could lessen the demand for raw materials from those countries.

Lastly, long positions in the stock indices posted losses as continued concerns over financial institutions’ exposure to sub-prime debt and the possibility of a US recession sent global equity markets lower by month’s end.

OTHER FUND NEWS
Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2007 tax year this week.  The Schedule K-1 will contain a reconciliation of your Grant Park capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  You should have received a letter detailing this feature.  Additionally, if you no longer wish to receive your paper copy via regular mail you have been asked to return a signed document acknowledging this.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,
David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JANUARY 31, 2008

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	892,636	892,636	4,775,375	4,775,375	5,668,011	5,668,011
Change in Unrealized Income (Loss)	1,557,189	1,557,189	8,330,569	8,330,569	9,887,758	9,887,758
Brokerage Commissions	(19,275)	(19,275)	(103,116)	(103,116)	(122,391)	(122,391)
Exchange, Clearing Fees and NFA charges	(24,840)	(24,840)	(132,887)	(132,887)	(157,727)	(157,727)
Other Trading Costs	(48,246)	(48,246)	(258,103)	(258,103)	(306,349)	(306,349)
Change in Accrued Commissions	(1,374)	(1,374)	(7,352)	(7,352)	(8,726)	(8,726)

Net Trading Income (Loss)	2,356,090	2,356,090	12,604,486	12,604,486	14,960,576	14,960,576

Other Income:
Interest, U.S. Obligations	68,119	68,119	364,419	364,419	432,538	432,538
Interest, Other	191,939	191,939	1,026,827	1,026,827	1,218,766	1,218,766

Total Income (Loss)	2,616,148	2,616,148	13,995,732	13,995,732	16,611,880	16,611,880

Expenses:
Incentive Fees to Trading Managers	408,418	408,418	2,184,935	2,184,935	2,593,353	2,593,353
Administrative Fees	15,623	15,623	83,576	83,576	99,199	99,199
O&O Expenses	12,498	12,498	200,584	200,584	213,082	213,082
Brokerage Expenses	378,065	378,065	2,172,988	2,172,988	2,551,053	2,551,053
Illinois Replacement Tax

Total Expenses	814,604	814,604	4,642,083	4,642,083	5,456,687	5,456,687

Net Income (Loss)	1,801,544	1,801,544	9,353,649	9,353,649	11,155,193	11,155,193

Statement of Changes in Net Asset Value
Beginning Balance	72,077,907	72,077,907	383,607,889	383,607,889	455,685,796	455,685,796
Additions	226,061	226,061	3,200,065	3,200,065	3,426,126	3,426,126
Net Income (Loss)	1,801,544	1,801,544	9,353,649	9,353,649	11,155,193	11,155,193
Redemptions	(766,896)	(766,896)	(2,693,135)	(2,693,135)	(3,460,031)	(3,460,031)

Balance at JANUARY 31, 2008	73,338,616	73,338,616	393,468,468	393,468,468	466,807,084	466,807,084
Total Units Held at End of The Period		54,644.84329		336,207.96994
Net Asset Value Per Unit		1,342.096		1,170.313
Rate of Return	2.49%	2.49%	2.42%	2.42%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP